                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA BOARD OF DIRECTORS EXAMINES AND APPROVES GROUP ANNUAL REPORT ON OPERATIONS AT 31 DECEMBER 2011

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PROPOSED DIVIDEND DISTRIBUTION OF 4.3 EURO CENTS PER ORDINARY SHARE AND 5.4 EURO CENTS PER SAVINGS SHARE FOR TOTAL OF AROUND €900 MILLION

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GROUP GOODWILL WRITE-DOWN ON DOMESTIC BUSINESS OF TOTAL €7.3 BILLION

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BERNABE’: “THE GOODWILL WRITE-DOWN CAUSED BY THE OLIVETTI/TELECOM ITALIA DEALS AND THE PURCHASE OF THE TIM MINORITIES WAS MADE NECESSARY BY THE DETERIORATION OF THE MACROECONOMIC OUTLOOK AND OF THE FINANCIAL MARKETS CONDITION. THE WRITE-DOWN HAS NO FINANCIAL CONSEQUENCES AND NO IMPACT ON THE GROUP'S DEBT REDUCTION PLANS. THE GROUP'S FINANCIAL POSITION, WITH AVAILABLE RESERVES IN TELECOM ITALIA S.P.A. OF OVER €7 BILLION NET OF THE LOSS IN 2011, ENABLES US TO PURSUE THE DIVIDEND POLICY ANNOUNCED IN THE 2012-2014 PLAN.”

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CONSOLIDATED NET RESULT: -€4,726 MILLION; EXCLUDING THE GOODWILL WRITE-DOWN AND THE OTHER NON-RECURRING ITEMS NET INCOME STANDS AT €2.6 BILLION, SUBSTANTIALLY IN LINE WITH PREVIOUS YEAR CALCULATED IN COMPARABLE TERMS

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CONSOLIDATED EBIT: -€603 MILLION; EXCLUDING GOODWILL WRITE-DOWN EBIT IS POSITIVE AT €6,761 MILLION (+15.3%). ORGANIC VARIATION IS +5.1% COMPARED WITH 2010

►

SHAREHOLDERS' MEETING CONVENED FOR 15 MAY 2012

***

TELECOM ITALIA GROUP:

REVENUES: €29,957 MILLION, +8.7% COMPARED WITH 2010; +2.7% ORGANIC VARIATION

EBITDA: €12,246 MILLION, +7.3% COMPARED WITH 2010

ORGANIC EBITDA: €12,339 MILLION (IN LINE WITH 2010)

ORGANIC EBITDA MARGIN: 41.2% (-1.1 pp COMPARED WITH 2010)

CAPEX: €6,095 MILLION (+33% COMPARED WITH 2010, MAINLY DUE TO THE  ACQUISITION OF THE RIGHTS OF USE FOR THE LTE FREQUENCIES)

FREE CASH-FLOW FROM OPERATIONS: €5,767 MILLION

ADJUSTED NET FINANCIAL POSITION: €30,414 MILLION, DOWN €1,054 MILLION FROM 31 DECEMBER 2010

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The financial results of Telecom Italia Group for FY 2011 and the previous year provided for comparison were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; Net Financial Debt and Adjusted Net Financial Debt. These terms are defined in the Appendix.

Note that this release contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Finally we should point out that the auditing of the consolidated and separate statements of Telecom Italia at 31 December 2011 is still in progress.

THE MAIN VARIATIONS TO THE CONSOLIDATION AREA

Additions to the consolidation area:

►

TIM Fiber – Brazil: On 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively. The operation was carried out through the subsidiary TIM Celular S.A. – Brazil Business Unit.

►

4GH Group - Domestic: On 27 July 2011 the 4G Holding group (belonging to the Domestic Business Unit) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.. The acquisition of 4G Holding, with its 200 sales points in the major Italian shopping malls, will enable Telecom Italia to reinforce its positioning among specialist retailers of telephone devices and broaden its countrywide presence.

►

Sofora Group – Argentina: On 13 October 2010 Sofora – Telecom Argentina entered the consolidation area following the increase from 50% to 58% of Telecom Italia Group's stake in Sofora Telecomunicaciones S.A., the Telecom Argentina holding company. In 2011 further equity purchases were made raising the Group's economic interest in Telecom Argentina from 16.2% on 31 December 2010 to 22.7% on 31 December 2011.

Losses to the consolidation area:

►

Loquendo – Domestic: On 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation perimeter.

Milan, 29 March 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, today examined and approved the Group’s Annual Report on Operations at 31 December 2011.

Franco Bernabè, Chairman and CEO of Telecom Italia, said: “2011 was a tough year for the global economy and even more so for Italy which was hit by the sovereign debt crisis. The increase cost of capital caused by higher interest rates led to a reduction of the domestic goodwill value.”

“As a consequence, we have had to write down the goodwill created following the Olivetti/Telecom Italia deals of 1999 and 2003 and the purchase of TIM minorities in 2005. This has no financial impact and, given the available reserves of over €7 billion, we are fully able to pursue the dividend policy announced in the 2012 – 2014 Plan.”

“Group operating results have improved. Meanwhile, deleveraging has continued, enabling us to reduce our consolidated debt by a billion euro YoY and by 5.5 billion since the end of 2007.

Sustained by the Group’s strong cash flow generation, debt reduction continued despite investments of nearly 2 billion euro for the purchase of LTE frequencies in Italy and the acquisition of AES Atimus in Brazil."

***

We should point out that the FY 2011 financial data for the Group, individual Business Units and Telecom Italia S.p.A. contained in this press release, are the same as those reported in the preliminary press releases of 24 February 2012. Analysis of operations and business performance made in those communications is therefore confirmed in full.

TELECOM ITALIA GROUP RESULTS

Revenues in FY 2011 were up 8.7% at €29,957 million from €27,571 million in 2010 (+€2,386 million). In terms of organic variation, consolidated revenues grew by 2.7% (+€785 million).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of changes to the consolidation area (+€1,703 million, mainly due to the entry of the Argentina BU, from 13 October 2010;

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the effect of foreign exchange rate fluctuations (-€74 million, due to forex variations affecting the Brazil and Argentina Business Units, of +€15 million and -€77 million respectively and other Group companies for -€12 million);

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other non organic revenues in FY 2010 of €28 million from the termination in Q2 2010 of the loyalty program “1001TIM” which had resulted in a posting of €35 million in revenues from bonus-points not used by the customer and previously deferred .

Revenues, broken down by business unit, are as follows:

(millions of euros)	2011		2010		Change
		%		%	absolute	%	% organic

Domestic	19,032	63.5	20,068	72.8	(1,036)	(5.2)	(4.8)
Core Domestic	18,123	60.5	19,065	69.1	(942)	(4.9)	(4.8)
International Wholesale	1,393	4.6	1,569	5.7	(176)	(11.2)	(8.8)
Brazil	7,343	24.5	6,199	22.5	1,144	18.5	18.2
Argentina (*)	3,220	10.7	798	2.9	2,422		26.5
Media, Olivetti and Other Operations	583	1.9	713	2.6	(130)
Adjustments and eliminations	(221)	(0.6)	(207)	(0.8)	(14)
Total Consolidated	29,957	100.0	27,571	100.0	2,386	8.7	2.7

(*)

Entered the consolidation area on 13 October 2010.

EBITDA came to €12,246 million, up €834 million (+7.3%) on 2010, with EBITDA margin of 40.9% of revenues (41.4% in FY 2010). Although, in absolute terms, organic EBITDA remains in line the previous year (€12,339 million in 2011 and €12,335 million in 2010), consolidated organic EBITDA margin fell 1.1 percentage points in FY 2011 to 41.2% (42.3% in FY 2010). This was due to the greater weight of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	2011		2010		Change
		%		%	absolute	%	% organic

Domestic	9,243	75.4	9,393	82.3	(150)	(1.6)	(3.9)
% of Revenues	48.6		46.8		1.8 pp		0.5 pp
Brazil	1,990	16.3	1,801	15.8	189	10.5	10.7
% of Revenues	27.1		29.1		(2.0) pp		(1.9) pp
Argentina (*)	1,035	8.5	245	2.1	790		24.1
% of Revenues	32.2		30.6		1.6 pp		(0.7) pp
Media, Olivetti and Other Operations	(22)	(0.2)	(27)	(0.2)	5
Adjustments and eliminations	-	-	-	-	-
Total Consolidated	12,246	100.0	11,412	100.0	834	7.3	-
% of Revenues	40.9		41.4		(0.5) pp		(1.1) pp

(*)

Entered the consolidation area on 13 October 2010.

EBIT came to -€603 million (€5,818 million in FY 2010), including goodwill write-downs for a total €7,364 million affecting Domestic (€7,307 million) and Media (€57 million, €46 million in 2010). Organic EBIT, excluding the aforementioned goodwill write-downs, came to €6,808 million, up €333 million (+5.1%) from FY 2010, while EBIT margin rose 0.5 percentage points (22.2% in FY 2010 and 22.7% in 2011).

Regarding the goodwill write-down, we should point out that Telecom Italia Group repeated, for the annual statement, the impairment test performed in first half 2011, which already led to the posting of a €3,182 million impairment for the Cash Generating Unit Core Domestic in the half-yearly consolidated accounts at 30 June 2011.

The macroeconomic and market picture in 2011 saw a slowing of the faster growing economies and signs of recession in mature ones. This was even more marked in the domestic market, made worse in the second half by growing tensions in the financial markets surrounding interest rates. The valuation therefore took into account the overall deterioration in financial markets due to interest rate concerns, as well as the weaker market outlook for the Business Unit in question.

Financial income and expenses showed an overall improvement on the previous year of €76 million, mainly due to the reduction in net indebtedness. Meanwhile, management of shareholdings and equity valuation of associate companies slipped by €411 million. The variation is essentially due to the positive impact in 2010 of the fair value valuation of the stake in Sofora Group prior to the acquisition of control (€266 million) and the negative effect of the equity valuation of associate companies (-€39 million in 2011, +€99 million the previous year).

The consolidated net result came to -€4,726 million, mainly due to the goodwill write-down. Excluding the write-down and other non-recurring items, net income in comparable terms would have been €2,604 million, in line with 2010 (€2,608 million), calculated excluding the positive impact of the acquisition of control of Sofora, plus over €600 million from the recognition of deferred tax gains in Brazil and other non-recurring items.

Capex amounted to €6,095 million, an increase of €1,512 million compared with FY 2010 (+33%), due to the acquisition by the Domestic BU of the rights to use 800 - 1800 - 2600 MHz LTE frequencies (Long Term Evolution) for mobile broadband services, for a total €1,223 million, and consolidation of the Argentina Business Unit for the full FY (+€368 million, including a negative forex effect of €18 million) and investments by the Brazil Business Unit (+€74 million, including a positive forex effect of €3 million).

Operating free cash flow amounted to €5,767 million, down €446 million compared with 2010, mainly due to the acquisition of the LTE frequencies (€1,223 million). Excluding the above acquisition in 2011 and the payment in 2010 to the Revenue Agency for the Telecom Italia Sparkle case operating free cash flow would show an improvement of €388 million, confirming the Group's strong and growing cash generation capability, thanks to the positive contribution of the Domestic and Brazil markets and to entry of the Argentina Business Unit into the consolidation area.

Adjusted net financial position at 31 December 2011 amounts to €30,414 million, down €1,054 million compared with 31 December 2010 (€31,468 million).

This reduction is even more significant bearing in mind the investment in Q4 2011 for the acquisition of the LTE frequencies. Excluding this outlay, net indebtedness would be down by more than €2 billion. Operating free cash flow, together with receipts of €464 million following the sale of stakes in EtecSA Cuba and Loquendo, and the effects of the Tim Participações S.A. capital increase (around €240 million, net of ancillary costs) amply covered the payment of dividends (€1,326 million, of which €1,183 million distributed to the market by the parent), taxes (€1,381 million), the purchase of controlling stakes in two AES Atimus group companies in Brazil (around €686 million) and the purchases of shares that raised the Telecom Italia Group's stake in Telecom Argentina group in 2011 from 16.2% to 22.7%.

In Q4 2011 adjusted net financial position increased by €466 million (€29,948 million at 30 September 2011). Positive operating free cash flow was absorbed by tax payments, the acquisition of AES Atimus group in Brazil and the LTE frequencies in Italy.

Accounting net financial debt stood at €30,819 million, down €1,268 million from 31 December 2010 (€32,087 million).

The liquidity margin at 31 December 2011 stood at €14.7 billion, made up of €7.7 billion cash plus a further €7 billion from long term non-revocable credit lines (€6 billion maturing in 2014 and €1 billion in 2013), with no limits on their utilization. Given the difficult situation in the financial markets Telecom Italia Group decided to take a more prudent approach and – at the end of FY 2011 – the Group's liquidity margin alone is enough to more than cover its debt repayments for the next 24 months.

At 31 December 2011 Group headcount stood at 84,154 employees, of whom 56,878 in Italy (84,200 at the end of 2010, of which 58,045 in Italy).

***

BUSINESS UNIIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

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Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

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Brazil Business Unit: refers to mobile (Tim Celular) and fixed-line (Intelig, TIM Fiber SP and TIM Fiber RJ) telecommunications operations in Brazil;

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Argentina Business Unit: includes fixed-line (Telecom Argentina) and mobile telecommunications (Telecom Personal in Argentina, and Núcleo in Paraguay);

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Media Business Unit: includes TV network-related activities and operations;

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Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems and office products and IT services;

►

Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

The FY 2011 figures for Telecom Italia Media can be found in the press release issued on 20 March 2012, following the Board Meeting's approval.

DOMESTIC

Domestic revenues amounted to €19,032 million, down 5.2% (-€1,036 million) compared with 2010. The organic change was -4.8%.

EBITDA for the Domestic Business Unit amounted to €9,243 million, down €150 million from 2010           (-1.6%). The EBITDA margin was 48.6%, up 1.8 percentage points from 2010 due to a selective control of fixed costs which has led to significant cost containment that was higher than the revenue contraction.

Organic EBITDA came to €9,351 million, (-€376 million, -3.9% compared with 2010), with EBITDA margin at 49.1% of revenues, higher than 2010 (+0.5 percentage points).

EBIT amounted to -€1,945 million, down €7,107 million, mainly due to the goodwill write-down of €7,307 million. Organic EBIT amounted to €5,410 million, slipping €74 million compared with 2010 (-1.3%), while EBIT margin rose from 27.4% in 2010 to 28.4% in 2011.

In the first half of 2011, Domestic BU goodwill write down was valued at €3,182 million. The valuation performed for the annual financial statements, taking into account the deterioration in the financial markets and the macroeconomic picture for the BU, led to an overall impairment for the year of €7,307 million.

Capex came to €4,200 million, an increase of €1,094 million compared with FY 2010. This was attributable to the aforementioned acquisition of the rights of use for the LTE frequencies (€1,223 million), following the Ministry of Economic Development competitive bidding procedure in the second half of the year. The licenses, formally awarded on 3 October 2011, were assigned in February 2012.

The headcount came to 55,389 employees, 1,141 fewer than on 31 December 2010.

BRAZIL (average real/euro exchange rate 2.32669)

Revenues of Tim Brasil group in FY 2011 came to 17,086 million reais, 2,629 million higher (+18.2%) than in 2010. Revenues from services grew to reach 15,353 million reais, up from 13,571 million reais in 2010 (+13.1%). Revenues from product sales rose from 886 million reais in 2010 to 1,733 million reais in 2011 (+95.6%), reflecting the company's strategy of market penetration with high-end smartphones/webphones as a lever to grow mobile data services.

ARPU (Average Revenue Per User) stood at 21.4 reais in FY 2011 compared with 23.7 reais in FY 2010. The total number of lines at 31 December 2011 was 64.1 million, 25.6% higher than on 31 December 2010, representing a 26.5% market share.

EBITDA amounted to 4,631 million reais, up 430 million reais from FY 2010 (+10.2%); the growth in operating margin together with higher revenues was also flanked by operational efficiencies in costs, personnel and the management of commercial borrowing.

EBITDA margin was 27.1%, 2 percentage points lower than 2010. This was achieved through the aforementioned smartphone/webphone penetration strategy, and balanced by operational efficiencies in production and personnel costs.

Compared to FY2010, the organic change in EBITDA amounted to +448 million reais, with the EBITDA margin standing at 27.2% (29.1% in 2010).

EBIT amounted to 2,294 million reais, an improvement of 697 million on 2010. This result reflected the higher contribution of EBITDA and lower amortisations by 259 million reais.

Compared with 2010, the organic change in EBIT was positive by 715 million reais, with EBIT margin standing at 13.5% (11% in 2010).

Capex in 2011 came to 3,002 million reais, up 166 million reais compared with 2010. The new commercial strategy has led to the lower capitalization of the costs of client acquisition and increased network infrastructure investments to support the growth of voice and data traffic.

The headcount at 31 December 2011 stood at 10,539 employees (10,114 at 31 December 2010).

We note finally that on October 2011 TIM Brasil completed a major acquisition of controlling stakes in two AES Atimus companies currently renamed as TIM Fiber RJ and TIM Fiber SP, which will operate as providers of residential broadband services.

ARGENTINA (average real/euro exchange rate 5.74419)

The figures for Argentina BU are consolidated within Telecom Italia Group from the date of purchase of control (13 October 2010). In order to give a clearer picture of the BU's performance, we have provided key figures for FY 2011 together with reclassified figures for the whole of FY 2010, for purely information (illustrative and comparative) purposes.

2011 revenues came to 18,496 million pesos, an increase of 3,869 million pesos (+26.5%) compared with 2010 (14,627 million pesos) thanks to growth of the Broadband and Mobile client base, as well as ARPU.

The main revenue source for the Argentina Business Unit is mobile telephony which grew by more than 32% on the previous year and delivers 71% of the BU's consolidated revenues.

EBITDA rose by 1,154 million pesos to reach 5,947 million pesos, +24.1% compared with 2010. The EBITDA margin was 32.2%, 0.6 percentage points less than in FY 2010, mainly due to the higher incidence of purchases of materials and services and labour costs.

EBIT grew by 57 million pesos to reach 2,925 million pesos (+2.0%), despite the adoption of the purchase price method resulting in total costs of 907 million pesos, mainly due to higher amortisations. Excluding such charges EBIT would have shown an increase of 683 million pesos (+21.7% on FY 2010).

EBIT margin came to 15.8%.

Capex came to 3,192 million pesos, up 24.8% on the previous year. This includes 746 million pesos in customer acquisition costs through tied subscription contracts of 18 months for mobile customers and 12 months for BroadBand customers (551 million pesos in FY 2010).

The headcount at 31 December 2011 stood at 16,350 employees (15,650 at 31 December 2010).

OLIVETTI

The market conditions in which Olivetti operates were particularly negative for the third year running and the worsening of the macroeconomic picture in Italy and Europe led to a sharp fall in Italian ICT spending in 2011.

2011 revenues amounted to €343 million (-€48 million compared with 2010, partly due to a negative forex effect of €3 million).

EBITDA was a negative €35 million, €16 million lower than 2010 (-€19 million in organic terms).

EBIT was a negative €41 million, down €17 million compared to end of 2010.

Capex in 2011 came to €5 million, unchanged on the previous year.

The headcount at 31 December 2011 stood at 1,075 employees (984 in Italy and 91 overseas), 1,090 at the end of 2010.

***

TELECOM ITALIA S.p.A. RESULTS

Revenues amounted to €18,045 million, down €940 million (-5.0%) from FY 2010. The organic variation in revenues is -5.1%.

This is due to the physiological decline in revenues from traditional business in the Consumer (-5.4%), Business (-6.9%) and Top (-5.4%) segment. However, positive trends were seen in product sales and revenues from new services such as Broadband (mobile) in the Consumer segment.

The National Wholesale segment recorded an increase in revenues of 1.3% driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

EBITDA amounted to €9,000 million, down €89 million (-1%) from FY 2010. The organic change in EBITDA was a negative 3.3% (-€315 million). The EBITDA margin was 49.9% (compared to 47.9% in 2010); in organic terms the margin stood at 50.5% of revenues (49.5% in 2010).

EBIT amounted to -€182 million, down €5,151 million from FY 2010, mainly due to the impact of the goodwill write-down of €5,376 million. The organic change in EBIT was -0.3% (-€16 million); in organic terms the margin stood at 29.3% of revenues (27.9% in 2010).

Net result came to -€3,571 million. Excluding the goodwill write-down and other non-recurring items net income would be a positive €1,765 million. The goodwill write-down has no financial consequences, therefore the shareholders will be asked to approve a dividend distribution from the company's reserves, which stand at over €7 billion as of 31 December 2011 after the loss has been covered.

The headcount at 31 December 2011 stood at 47,801 employees (49,636 at end of 2010).

***

EVENTS SUBSEQUENT TO 31 DECEMBER 2011

There are no significant events subsequent to 31 December 2011 to be reported as of 29 March 2012.

***

OUTLOOK FOR THE 2012 FINANCIAL YEAR

As announced on 24 February 2012, regarding Telecom Italia Group's outlook for the current financial year, the targets linked to the main economic indicators, as described in the 2012-2014 Industrial Plan, foresee the following outcomes:

•

Revenues and EBITDA essentially unchanged from 2011;

•

Adjusted net financial position at around €27.5 billion.

***

SHAREHOLDERS’ MEETING CALLED

The Board of Directors has convened a Shareholders' Meeting for 15 May 2012 (single call) to take place on 15 May 2012 at the Rozzano auditorium (Milan), Viale Toscana 3.

Financial Statements/Dividend

Besides approval of the annual financial statements at 31 December 2011, the Board will submit a proposal to Shareholders to replenish the loss for the year from retained earnings, as well as the distribution of a dividend of 0.043 euro per ordinary share and 0.054 euro per savings share, drawn from FY 2010 earnings. The dividend shall be paid out from 24 May 2012, ex-coupon on 21 May 2010.

Regarding the recent incorporation in Telecom Italia of Telecom Italia Audit & Compliance Services S.c.a.r.l. (with effect from 1 January 2012), together with approval of the financial statements of the resulting company, Shareholders will be asked to approve the financial statements of the absorbed company, already wholly owned.

Remuneration report

The Shareholders’ Meeting will for the first time be called to approve, by non binding vote, company remuneration policy for directors and management with strategic responsibilities. The remuneration policy is discussed in section one of the remuneration report, approved today by the Board of Directors on the basis of the inquiry by the Committee for Appointments and Remuneration. The report will be made public together with the Annual Report (as well as the customary report on corporate governance and ownership, again approved today by the Board of Directors).

Appointment of two Directors

Following the departure of Ferdinando Beccalli Falco and Francesco Profumo, the Board proposes to appoint Lucia Calvosa and Massimo Egidi, as independent directors, previously co-opted by the Board. The nominations will have the same expiry as the current directors (approval of financial statements at 31 December 2013).

The curricula vitae of Lucia Calvosa and Massimo Egidi can be found on the website www.telecomitalia.com - Governance – Board of Directors.

Appointment of the Board of Statutory Auditors

The Shareholders' Meeting will be called to renew the Board of Statutory Auditors, with a mandate until the approval of the 2011 financial statements. Presentation of candidates and salary proposals (as well as proposals for Chairman of the Board) shall be left to the shareholders.

In particular, lists may be put forward by 20 April 2012 by shareholders who, individually or jointly, hold at least 1% of ordinary share capital.

Long Term Incentive Plan 2012

The Shareholders’ Meeting is called to approve the 2012 Long Term Incentives Plan for top management and selected managers. The plan (essentially a new cycle of the incentive scheme in effect last year) foresees bonuses based on fixed annual salary, linked to the achievement of predetermined performance targets over the 2012-2014 period.

To service the plan, an Extraordinary Shareholders' Meeting will be called to grant the Board specific powers to increase share capital by a maximum €15,000,000, part paid and part without charge, via the assignment of profits or profit reserves.
Specific details of the plan will be published together with the report illustrating the proposal to shareholders.

Amendment to articles 9 and 17 of the Company Bylaws (female quotas)

Changes to the rules on appointments to the Board of Directors and Statutory Board of Auditors will be proposed to ensure greater balance between the sexes, as required by law.

The legislation is obligatory for three mandates from the first renewal subsequent to the law coming into effect (and hence from next August). It requires organisations to reserve a fifth of places for the under-represented sex in the first mandate and a third for the two successive mandates, rounding up to the nearest whole number where necessary. However, the Board takes the view that, among senior officers of the company, diversity of gender as well as professional background and managerial experience represents an opportunity and a value to be defended. The Board will therefore propose a permanent change to the criteria for composition of the Board of Directors and Statutory Board of Auditors, not limited to just three mandates.

Shareholders who do not approve all the changes proposed in extraordinary session do not have a right of withdrawal.

***

CORPORATE GOVERNANCE ISSUES

The Board of Directors has ascertained that it fully meets the requisites for the composition of the board and the criteria of independence in the persons of Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A . Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA:  this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Caption in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT:  these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for  a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent .

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the years 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the actual change in net financial debt, starting with the Half- Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive income, Consolidated Statements of Financial Position and  Consolidated  Statements of Cash Flows as well as the Consolidated  Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report on Operations of the 2011 Telecom Italia Annual Financial Report. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2011.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2011 as well as the check of consistency of the 2011 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	Year 2011	Year 2010	Change (a - b)
	(a)	(b)	amount	%

Revenues	29,957	27,571	2,386	8.7
Other income	299	255	44	17.3
Total operating revenues and other income	30,256	27,826	2,430	8.7
Acquisition of goods and services	(12,859)	(11,383)	(1,476)	(13.0)
Employee benefits expenses	(3,917)	(4,021)	104	2.6
Other operating expenses	(1,859)	(1,422)	(437)	(30.7)
Changes in inventories	56	(135)	191	°
Internally generated assets	569	547	22	4.0
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non- current assets (EBITDA)	12,246	11,412	834	7.3
Depreciation and amortization	(5,494)	(5,542)	48	0.9
Gains (losses) on disposals of non-current assets	3	11	(8)	(72.7)
Impairment reversals (losses) on non-current assets	(7,358)	(63)	(7,295)	°
Operating profit (loss) (EBIT)	(603)	5,818	(6,421)	(110.4)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(39)	99	(138)	°
Other income (expenses) from investments	16	289	(273)	(94.5)
Finance income	2,464	3,081	(617)	(20.0)
Finance expenses	(4,462)	(5,155)	693	13.4
Profit (loss) before tax from continuing operations	(2,624)	4,132	(6,756)	(163.5)
Income tax expense	(1,643)	(550)	(1,093)	°
Profit (loss) from continuing operations	(4,267)	3,582	(7,849)	°
Profit (loss) from Discontinued operations/Non-current assets held for sale	(13)	(7)	(6)	°
Profit (loss) for the year	(4,280)	3,575	(7,855)	°
Attributable to:
• Owners of the Parent	(4,726)	3,121	(7,847)	°
• Non-controlling interests	446	454	(8)	°

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		Year 2011	Year 2010

Profit (loss) for the year	(a)	(4,280)	3,575
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		5	(7)
Loss (profit) transferred to the Separate Consolidated Income Statement		2	5
Income tax expense		(4)	(1)
	(b)	3	(3)
Hedging instruments:
Profit (loss) from fair value adjustments		523	767
Loss (profit) transferred to the Separate Consolidated Income Statement		(230)	(480)
Income tax expense		(83)	(77)
	(c)	210	210
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(613)	659
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	18
Income tax expense		-	-
	(d)	(538)	677
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	109
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(e)	-	109
Total	(f=b+c+d+e)	(325)	993
Total Profit (loss) for the year	(a+f)	(4,605)	4,568
Attributable to:
• Owners of the Parent		(4,825)	3,855
• Non-controlling interests		220	713

TELECOMITALIA GROUP–CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2011 (a)	12/31/2010 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		36,957	43,923	(6,966)
Other intangible assets		8,600	7,936	664
		45,557	51,859	(6,302)
Tangible assets
Property, plant and equipment owned		14,854	15,238	(384)
Assets held under finance leases		1,094	1,177	(83)
		15,948	16,415	(467)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		47	85	(38)
Other investments		38	43	(5)
Non-current financial assets		2,949	1,863	1,086
Miscellaneous receivables and other non-current assets		1,128	934	194
Deferred tax assets		1,637	1,863	(226)
		5,799	4,788	1,011
Total Non-current assets	(a)	67,304	73,062	(5,758)
Current assets
Inventories		447	387	60
Trade and miscellaneous receivables and other current assets		7,770	7,790	(20)
Current income tax receivables		155	132	23
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,469	1,754	(285)
Cash and cash equivalents		6,714	5,526	1,188
		8,183	7,280	903
Current assets sub-total		16,555	15,589	966
Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	389	(389)
		-	389	(389)
Total Current assets	(b)	16,555	15,978	577
Total Assets	(a+b)	83,859	89,040	(5,181)

(millions of euros)		12/31/2011 (a)	12/31/2010 (b)	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		22,791	28,819	(6,028)
Equity attributable to non-controlling interests		3,904	3,736	168
Total Equity	(c)	26,695	32,555	(5,860)
Non-current liabilities
Non-current financial liabilities		35,860	34,348	1,512
Employee benefits		850	1,129	(279)
Deferred tax liabilities		1,056	991	65
Provisions		831	860	(29)
Miscellaneous payables and other non-current liabilities		1,156	1,086	70
Total Non-current liabilities	(d)	39,753	38,414	1,339
Current liabilities
Current financial liabilities		6,091	6,882	(791)
Trade and miscellaneous payables and other current liabilities		10,984	10,954	30
Current income tax payables		336	235	101
Current liabilities sub-total		17,411	18,071	(660)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current Liabilities	(e)	17,411	18,071	(660)
Total Liabilities	(f=d+e)	57,164	56,485	679
Total Equity and Liabilities	(c+f)	83,859	89,040	(5,181)

TELECOMITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		Year 2011	Year 2010

Cash flows from operating activities:
Profit (loss) from continuing operations		(4,267)	3,582
Adjustments for:
Depreciation and amortization		5,494	5,542
Impairment losses (reversals) on non-current assets (including investments)		7,365	(116)
Net change in deferred tax assets and liabilities		189	(749)
Losses (gains) realized on disposals of non-current assets (including investments)		(18)	(41)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		39	(99)
Change in employee benefits		(250)	73
Change in inventories		(36)	96
Change in trade receivables and net amounts due from customers on construction contracts		3	13
Change in trade payables		(164)	(278)
Net change in current income tax receivables/payables		90	(170)
Net change in miscellaneous receivables/payables and other assets/liabilities		67	(980)
Cash flows from (used in) operating activities	(a)	8,512	6,873
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(3,066)	(1,781)
Purchase of tangible assets on an accrual basis		(3,029)	(2,802)
Total purchase of intangible and tangible assets on an accrual basis		(6,095)	(4,583)
Change in amounts due to fixed asset suppliers		557	103
Total purchase of intangible and tangible assets on a cash basis		(5,538)	(4,480)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(668)	(4)
Net cash and cash equivalents arising from the acquisition of the control of the Sofora group - Argentina		-	392
Acquisitions/Disposals of other investments		(1)	35
Change in financial receivables and other financial assets		(580)	502
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		51	180
Proceeds from sale/repayment of intangible, tangible and other non-current assets		435	56
Cash flows from (used in) investing activities	(b)	(6,301)	(3,319)
Cash flows from financing activities:
Change in current financial liabilities and other		1,351	957
Proceeds from non-current financial liabilities (including current portion)		4,523	2,007
Repayments of non-current financial liabilities (including current portion)		(5,290)	(5,842)
Share capital proceeds/reimbursements (including subsidiaries)		240	67
Dividends paid		(1,326)	(1,093)
Changes in ownership interests in consolidated subsidiaries		(211)	-
Cash flows from (used in) financing activities	(c)	(713)	(3,904)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	1,498	(350)
Net cash and cash equivalents at beginning of the year	(f)	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)	(110)	148
Net cash and cash equivalents at end of the year	(h=e+f+g)	6,670	5,282

Additional Cash Flow Information

(millions of euros)	Year 2011	Year 2010

Income taxes (paid) received	(1,381)	(1,392)
Interest expense paid	(3,044)	(3,079)
Interest income received	1,332	1,176
Dividends received	2	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2011	Year 2010

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand - from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand - from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	6,670	5,282

TELECOMITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	12/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,478	24,589	(111)
Amounts due to banks, other financial payables and liabilities	10,078	8,317	1,761
Finance lease liabilities	1,304	1,442	(138)
	35,860	34,348	1,512
Current financial liabilities(*)
Bonds	3,895	4,989	(1,094)
Amounts due to banks, other financial payables and liabilities	1,951	1,661	290
Finance lease liabilities	245	232	13
	6,091	6,882	(791)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	41,951	41,230	721
Non-current financial assets
Securities other than investments	(12)	(13)	1
Financial receivables and other non-current financial assets	(2,937)	(1,850)	(1,087)
	(2,949)	(1,863)	(1,086)
Current financial assets
Securities other than investments	(1,007)	(1,316)	309
Financial receivables and other current financial assets	(462)	(438)	(24)
Cash and cash equivalents	(6,714)	(5,526)	(1,188)
	(8,183)	(7,280)	(903)
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(11,132)	(9,143)	(1,989)
Net financial debt carrying amount	30,819	32,087	(1,268)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(405)	(619)	214
Adjusted net financial debt	30,414	31,468	(1,054)
Breakdown as follows:
Total adjusted gross financial debt	39,382	39,383	(1)
Total adjusted financial assets	(8,968)	(7,915)	(1,053)
(*)of which current portion of medium/long-term debt:
Bonds	3,895	4,989	(1,094)
Amounts due to banks, other financial payables and liabilities	1,064	919	145
Finance lease liabilities	245	232	13

TELECOMITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2011	2010		Change
			amount	%	% organic

Revenues	19,032	20,068	(1,036)	(5.2)	(4.8)
EBITDA	9,243	9,393	(150)	(1.6)	(3.9)
EBITDA margin	48.6	46.8		1.8pp	0.5pp
EBIT	(1,945)	5,162	(7,107)	°	(1.3)
EBIT margin	n.s.	25.7		n.s.	1.0pp
Capital expenditures	4,200	3,106	1,094	35.2
Headcount at year-end (number)	55,389	56,530	1,141	(2.0)

Core Domestic

(millions of euros)	2011	2010	Change
			amount	%	% organic

Revenues	18,123	19,065	(942)	(4.9)	(4.8)
Consumer	9,217	9,739	(522)	(5.4)	(5.0)
Business	3,267	3,509	(242)	(6.9)	(6.9)
Top	3,322	3,511	(189)	(5.4)	(5.4)
National Wholesale	2,103	2,076	27	1.3	1.0
Other	214	230	(16)	(7.0)	(5.3)
EBITDA	9,009	9,104	(95)	(1.0)	(3.4)
EBITDA margin	49.7	47.8		1.9pp	0.7pp
EBIT	(2,088)	4,967	(7.055)	°	(0.5)
EBIT margin	n.s.	26.1		n.s.	1.2pp
Capital expenditures	4,124	3,027	1,097	36.2
Headcount at year-end (number)	54,380	55,475	(1,095)	(2.0)

International Wholesale

(millions of euros)	2011	2010	Change
			amount	%	% organic

Revenues	1,393	1,569	(176)	(11.2)	(8.8)
Of which third parties	960	1,099	(139)	(12.6)	(7.8)
EBITDA	246	300	(54)	(18.0)	(17.7)
EBITDA margin	17.7	19.1		(1.4)pp	(1.9)pp
EBIT	143	194	(51)	(26.3)	(26.5)
EBIT margin	10.3	12.4		(2.1)pp	(2.3)pp
Capital expenditures	76	82	(6)	(7.3)
Headcount at year-end (number)	1,009	1,055	(46)	(4.4)

DOMESTIC–Revenues details fixed lines/mobile

(millions of euros)	2011			2010			Change%
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	9,217	4,409	4,973	9,739	4,674	5,275	(5.4)	(5.7)	(5.7)
Business	3,267	2,182	1,126	3,509	2,336	1,220	(6.9)	(6.6)	(7.7)
Top	3,322	2,585	826	3,511	2,724	887	(5.4)	(5.1)	(6.9)
National Wholesale	2,103	3,028	154	2,076	2,934	234	1.3	3.2	(34.2)
Other	214	220	35	230	201	76	(7.0)	9.5	(53.9)
Total Core Domestic	18,123	12,424	7,114	19,065	12,869	7,692	(4.9)	(3.5)	(7.5)
International Wholesale	1,393	1,393		1,569	1,569		(11.2)	(11.2)
Eliminations	(484)	(276)		(566)	(322)
Total Domestic	19,032	13,541	7,114	20,068	14,116	7,692	(5.2)	(4.1)	(7.5)

(*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

***

BRAZIL
	(million of euros)	(million of reais)			Change
	2011 (a)	2010 (b)	2011 (c)	2010 (d)	amount (c-d)	% (c-d)/d	% organic

Revenues	7,343	6,199	17,086	14,457	2,629	18.2	18.2
EBITDA	1,990	1,801	4,631	4,201	430	10.2	10.7
EBITDA margin	27.1	29.1	27.1	29.1		(2.0)pp	(1.9)pp
EBIT	986	685	2,294	1,597	697	43.6	44.8
EBIT margin	13.4	11.0	13.4	11.0		2.4pp	2.5pp
Capital expenditures	1,290	1,216	3,002	2,836	166	5.9
Headcount at year-end (number)			10,539	10,114	425	4.2

***

ARGENTINA ARGENTINA

The following table reports the main results achieved by the Argentina Business Unit in 2011 and, for 2010, starting from the acquisition date of control by the Telecom Italia Group (October 13, 2010).

                                                                                                             (million of euros)       (million of pesos)                  (million of euros)          (million of pesos)

	2011		Period from October 13, 2010 to December 31, 2010

Revenues	3,220	18,496	798			4,142
EBITDA	1,035	5,947	245			1,269
EBITDA margin	32.2	32.2	30.6			30.6
EBIT	509	2,925	110			568
EBIT margin	15.8	15.8	13.7			13.7
Capital expenditures	556	3,192	188			975
Headcount at year-end (number) (*)	16,350					15,650

(*) Includes employees with temp work contracts: 1 at December 31,2011 and 18 at December 31,2010.

For a better understanding of the performance of the Argentina Business Unit, the following table presents the main results achieved for the full year 2011 compared to those of 2010. The 2010 data has been restated and provided solely for information purposes (illustrative and comparative), being included in the consolidated results of the Telecom Italia Group starting from the acquisition date of control.

	(million of euros)	(million of pesos) Change
	2011 (a)	2010 (b)	2011 (c)	2010 (d)	amount (c-d)	% (c-d)/d

Revenues	3,220	2,820	18,496	14,627	3,869	26.5
EBITDA	1,035	924	5,947	4,793	1,154	24.1
EBITDA margin	32.2	32.8	32.2	32.8		(0.6)pp
EBIT	509	553	2,925	2,868	57	2.0
EBIT margin	15.8	19.6	15.8	19.6		(3.8)pp
Capital expenditures	556	493	3,192	2,558	634	24.8
Headcount at year-end (number) (*)			16,350	15,650	700	4.5

 (*) Includes employees with temp work contracts: 1 at December 31,2011 and 18 at December 31,2010.

***

OLIVETTI

(millions of euros)	2011	2010	Change
	(a)	(b)	amount (a-b)	% (a/b)

Revenues	343	391	(48)	(12.3)
EBITDA	(35)	(19)	(16)	(84.2)
EBITDA margin	(10.2)	(4.9)
EBIT	(41)	(24)	(17)	(70.8)
EBIT margin	(12.0)	(6.1)
Capital expenditures	5	5
Headcount at year-end (number)	1,075	1,090	(15)	(1.4)

***

TELECOMITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

| | Domestic (millions of euros) | | TELECOM ITALIA GROUP (millions of euros) | | Brazil (millions of reais) | | Telecom Italia S.p.A. (millions of euros) | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| **HISTORICAL EBITDA** | **9,243** | **9,393** | **12,246** | **11,412** | **4,631** | **4,201** | **9,000** | **9,089** |
| Effect of change in scope of consolidation | | **(8)** | | **592** | | | | |
| Effect of change in exchange rates | | **(4)** | | **(23)** | | | | |
| Non-organic costs and expenses (revenues and income) | **108** | **346** | **93** | **354** | **18** | | **105** | **331** |
| *Non-organic revenues for loyalty program* | | *(35)* | | *(35)* | | | | **(35)** |
| *Expenses for mobility under Law 223/91* | *12* | *254* | *12* | *258* | | | *9* | *245* |
| *Disputes and settlement* | *63* | *91* | *42* | *91* | | | *63* | *91* |
| *Other expenses (income), net* | *33* | *36* | *39* | *40* | *18* | | *33* | *30* |
| **COMPARABLE EBITDA** | **9,351** | **9,727** | **12,339** | **12,335** | **4,649** | **4,201** | **9,105** | **9,420** |

| | Domestic (millions of euros) | | TELECOM ITALIA GROUP (millions of euros) | | Brazil (millions of reais) | | Telecom Italia S.p.A. (millions of euros) | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| **HISTORICAL EBIT** | **(1,945)** | **5,162** | **(603)** | **5,818** | **2,294** | **1,597** | **(182)** | **4,969** |
| Effect of change in scope of consolidation | | **(4)** | | **286** | | | | |
| Effect of change in exchange rates | | **(2)** | | **(12)** | | | | |
| Non-organic costs and expenses (revenues and income) | **7,355** | **328** | **7,411** | **383** | **18** | | **5,466** | **331** |
| *Non - organic costs and expenses (revenues and income) already described under EBITDA* | *108* | *346* | *93* | *354* | *18* | | *105* | *331* |
| *Impairment losses on goodwill* | *7,307* | | *7,364* | *46* | | | *5,376* | |
| *(Gains)/losses on disposals, Impairment reversals (losses) of non-current assets and investments* | *(60)* | *(18)* | *(46)* | *(17)* | | | *(15)* | |
| *Other expenses (income), net* | | | | | | | | |
| **COMPARABLE EBIT** | **5,410** | **5,484** | **6,808** | **6,475** | **2,312** | **1,597** | **5,284** | **5,300** |

TELECOM ITALIA GROUP – CHANGE IN ADJUSTED NET FINANCIAL DEBT, DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Change in adjusted net financial debt

(millions of euros)	Year 2011	Year 2010	Change
EBITDA	12,246	11,412	834
Capital expenditures on an accrual basis	(6,095)	(4,583)	(1,512)
Change in net operating working capital:	(100)	(223)	123
Change in inventories	(36)	96	(132)
Change in trade receivables and net amounts due on construction contracts	3	13	(10)
Change in trade payables (*)	(63)	(175)	112
Other changes in operating receivables/payables	(4)	(157)	153
Change in provisions for employees benefits	(250)	73	(323)
Change in operating provisions and Other changes	(34)	(466)	432
Net operating free cash flow	5,767	6,213	(446)
% of Revenue	19,3	22,5	(3,2)pp

Sale of investments and other disposals	486	973	(487)
Financial investments	(925)	(56)	(869)
Tim Participações, Telecom Italia Media and Telecom Italia (PAD) capital increases	240	67	173
Dividends	(1,326)	(1,093)	(233)
Finance expenses, income taxes and Other net non-operating requirements	(3,188)	(3,623)	435
Decrease/(Increase) in adjusted net financial debt	1,054	2,481	(1,427)

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2011 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014, by the syndacated Revolving Credit Facility for the total amount of 1.25 billion euros maturing on February 2013 and by the Revolving Credit Facility for the total amount of 200 million euros signed on December 20, 2010 and maturing on June 19, 2012 (extendable, at Telecom Italia’s discretion, until December 18, 2013):

(billions of euro)	12/31/2011		12/31/2010
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	1.25	0.25	1.25	--
Revolving Credit Facility – due August 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility due June 2012 (extendable until December 2013)	0.2	0.2	0.2	0.12
Total	9.45	2.45	9.45	1.62

On August 3rd, 2011 a 5-year bilateral standby credit facility has been signed (due on August 3rd, 2016) for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the year 2011, we point out the following events:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 1,000 million euros 7% due 1/20/2017(*)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% due 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% due 1/25/2016	Euro	1,000	1/25/2011

(*) On October 20, 2011 750 million euros were issued, afterwards on November 3rd, 2011 the bond issue had been reopned and increased by further 250 million euros.

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Capital S.A. Floating Rate Notes 850 million USD 3M USD LIBOR +0,61%	USD	850	7/18/2011
Telecom Italia Capital S.A. 750 million USD 6.2%	USD	750	7/18/2011
Telecom Italia Finance S.A. 1,791 million euros (1) 7.50%	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million USD 3M USD LIBOR +0.48%	USD	400	2/1/2011
Telecom Italia S.p.A. 750 million euros 4.5%	Euro	750	1/28/2011

(1)  Net of 209 million euros repurchased from the company during the years 2009-2011.

BUYBACKS

As already occurred in the last years, during the year 2011 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 1,791 million euros 7.50% due April 2011 (1)	Euro	93	January- March 2011
Telecom Italia Finance S.A. 801 million euros 7.25% due April 2012	Euro	199	January- September 2011
Telecom Italia Finance S.A. 759 million euros 6.875% due January 2013	Euro	91	November-December 2011
Telecom Italia S.p.A. 1,222.5 million euros 6.25% due February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75% due March 2013	Euro	5	December 2011

(1)

During the years 2009 and 2010 the company has already repurchased 116 million euros, so that the total amount of the buy-back is equal to 209 million euros.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 266 million euros (nominal value) as of December 31, 2011 and decreased by 39 million euros in comparison with December 31, 2010 (305 million  euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of December 31, 2011 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,535 million euros with the following detail:

•

1,222.5 million euros, due February 1, 2012;

•

107.7 million euros, due March 14, 2012;

•

801.2 million euros, due April 24, 2012;

•

1,000 million euros, due December 6, 2012;

•

758.7 million euros, due January 24, 2013;

•

645 million euros, due March 21, 2013.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practise for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,053 million euros (out of a total of 2,960 million  euros at December 31, 2011) is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

in case the company commits herself to maintain in other loan contracts, among other things, financial parameters, cross default clauses, limitations in the sale of assets or in the constitution of ties not present or more tighten or more favourable than those granted to the EIB, this last will have the right to demand – if those expectations could have negative consequences on the financial capacity of Telecom Italia S.p.A. – the constitution of guarantees or the amendment of the loan contract in order to have an equivalent regulation in favour of the EIB. That expectation (“Clause for inclusion”) -  provided only in the loan contracted on August 5, 2011 for the amount of 100 million euros – is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium-long term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB, which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees; after that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand the immediate repayment of the disbursed amount. The current ratings didn’t require new guarantees or repayment of loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit loan agreements.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1 st, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account of the October 28, 2009 amendment to the April 28, 2007 shareholder’s agreement. Therefore, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is directly or indirectly (through subsidiaries) acquired by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The disbursed amount is currently equal to 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically similar to that of the February 12, 2010 credit facility agreement. The disbursed amount is currently equal to 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programmes, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB) for a total nominal amount of 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can entail to a change in control. Any failure to communicate this information to the bank leads to the cancellation of the contract. Furthermore, when a shareholder, who does not hold at least 2% of the share capital at the date of signing the contract, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such to represent more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a prejudice to the Bank or compromise the execution of the loan project, the Bank can ask Telecom Italia to provide guarantees or changes in the contract or an alternative solution. In case Telecom Italia doesn’t obey the EIB requirements, the bank can rescind the contract. In this regard, it’s specified that:

•

in the loan signed by Telecom Italia with the EIB on August 5, 2011, for the amount of 100 million euros, and in the three contracts – assisted, respectively, by bank guarantee and by a guarantee issued by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, Telecom Italia has the obligation of promptly informing the Bank about any fundamental changes regarding the Bylaws or the allocation of capital among the shareholders. Any failure to communicate this information to the bank leads to the cancellation of the contract. With reference to these four contracts, there is change in control if a subject or a group of subjects acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary board or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In the event of a change in control the Bank can demand the repayment in advance of the loan;

•

furthermore, the contracts guaranteed and signed on September 26, 2011, for the total amount of 200 million euros, provide the clause for inclusion according to which in case Telecom Italia commits herself to maintain in other loans financial parameters not present or more tighten or more favourable than those granted to the EIB, the bank will have the right to demand – if those expectations should have negative consequences on the financial capacity of Telecom Italia S.p.A. – the constitution of guarantees or the amendment of the loan contract in order to have an equivalent clause in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros ;

•

Export Credit Agreement (nominal outstanding amount 37,573,952 euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides the repayment of the loan in 2013. It is established that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall repay the outstanding loan at the first date in which the interest payment shall be due;

•

Senior Secured Syndicated Facility (nominal outstanding amount 312,464,000 Argentinean pesos, equal to approximately 56 million   euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) and provides the repayment of the loan in 2016. The loan is granted by two pledges set up on (i) 15,374,858 Telecom Argentina’s shares and (ii) 2,351,752 American Depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A.. The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change in control that comply the total repayment in advance of the loan in case the Telecom Group holds less then the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of December 31, 2011, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOMITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	Year 2011	Year 2010

Other Income:
Other	-	2
Acquisition of goods and services - Other operating expenses:
Professional services for corporate-related transactions	(8)	-
Sundry expenses	(4)	(15)
Employee benefit expenses:
Expenses for mobility under Law 223/91	(12)	(258)
Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	(24)	(271)
Gains (losses) on disposals of non–current assets:
Net gains on disposal of Elettra	-	19
Net gains on disposals of BBNed	-	1
Net gain on disposal of Loquendo	35	-
Impairment reversals (losses) on non-current assets:
Core Domestic goodwill impairment loss	(7,307)	-
Media goodwill impairment loss	(57)	(46)
Accruals to provision for risks and charges on investments	-	(4)
Impact on EBIT - Operating profit	(7,353)	(301)
Share of profits (losses) of associetes and joint ventures accounted for using the equity method – Other income (expenses) from investments
Reversal of impairment loss on EtecSA (Cuba)	-	30
Valutation of investment in Sofora at fair value	-	266
Gasin on disposal of Other Investments	-	1
Other income connected with investments – Entel (Bolivia)	-	29
Net gain on disposal of EtecSa (Cuba)	17	-
Other expenses on investments	(1)	-
Finance Income (expenses):
Other finance income and expenses	-	1
Impact on profit (loss) before tax from continuing operations	(7,337)	26
Effects of income taxes	5	72
Discontinued operations	(13)	(7)
Impact on profit (loss) for the year	(7,345)	91

TELECOM ITALIA S.p.A.  - SEPARATE INCOME STATEMENTS

(millions of euros)	Year 2011	Year 2010	Change (a - b)
	(a)	(b)	amount	%

Revenues	18,045	18,985	(940)	(5.0)
Other income	247	210	37	17.6
Total operating revenues and other income	18,292	19,195	(903)	(4.7)
Acquisition of goods and services	(6,324)	(6,651)	327	4.9
Employee benefits expenses	(2,638)	(3,121)	483	15.5
Other operating expenses	(705)	(666)	(39)	(5.9)
Changes in inventories	13	(56)	69	°
Internally generated assets	362	388	(26)	(6.7)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non- current assets (EBITDA)	9,000	9,089	(89)	(1.0)
Depreciation and amortization	(3,793)	(4,107)	314	7.6
Gains (losses) on disposals of non-current assets	(9)	(4)	(5)	°
Impairment reversals (losses) on non-current assets	(5,380)	(9)	(5,371)	°
Operating profit (loss) (EBIT)	(182)	4,969	(5,151)	°
Income (expenses) from investments	(147)	1,796	(1,943)	°
Finance income	2,538	2,819	(281)	(10.0)
Finance expenses	(4,587)	(4,974)	387	7.8
Profit (loss) before tax	(2,378)	4,610	(6,988)	°
Income tax expense	(1,193)	(1,097)	(96)	(8.8)
Profit (loss) for the year	(3,571)	3,513	(7,084)	°

TELECOM ITALIA S.p.A.  - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		Year 2011	Year 2010

Profit (loss) for the year	(a)	(3,571)	3,513
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		9	(1)
Income tax expense		(4)	(1)
	(b)	5	(2)
Hedging instruments:
Profit (loss) from fair value adjustments		(506)	(1)
Loss (profit) transferred to the Separated Income Statement		122	(29)
Income tax expense		106	8
	(c)	(278)	(22)
Total	(d=b+c)	(273)	(24)
Total Profit (loss) for the year	(a+d)	(3,844)	3,489

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2011	12/31/2010	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		34,627	40,013	(5,386)
Intangible assets with a finite useful life		4,865	3,970	895
		39,492	43,983	(4,491)
Tangible assets
Property, plant and equipment owned		9,726	10,224	(498)
Assets held under finance leases		1,091	1,177	(86)
		10,817	11,401	(584)
Other non-current assets
Investments		9,416	9,803	(387)
Non-current financial assets		2,891	2,100	791
Miscellaneous receivables and other non-current assets		545	512	33
Deferred tax assets		882	918	(36)
		13,734	13,333	401
Total Non-current assets	(a)	64,043	68,717	(4,674)
Current assets
Inventories		125	112	13
Trade and miscellaneous receivables and other current assets		5,047	5,273	(226)
Current income tax receivables		-	-	-
Current financial asset
Securities other than investments, financial receivables and other current financial assets		1,343	1,761	(418)
Cash and cash equivalents		1,595	2,763	(1,168)
		2,938	4,524	(1,586)
Total Current assets	(b)	8,110	9,909	(1,799)
Total Assets	(a+b)	72,153	78,626	(6,473)

(millions of euros)		12/31/2011	12/31/2010	Change
		(a)	(b)	(a-b)

Equity and liabilities
Equity
Share capital issued		10,694	10,689	5
less: treasury shares		(21)	(21)	-
Share capital		10,673	10,668	5
Reserves		1,704	1,697	7
Other reserves and retained earnings, including profit (loss) for the year		8,160	13,199	(5,039)
Total Equity	(c)	20,537	25,564	(5,027)
Non-current liabilities
Non-current financial liabilities		34,941	37,154	(2,213)
Employee benefits		741	968	(227)
Deferred tax liabilities		1	1	-
Provisions		468	485	(17)
Miscellaneous payables and other non-current liabilities		585	675	(90)
Total Non-current liabilities	(d)	36,736	39,283	(2,547)
Current liabilities
Current financial liabilities		7,290	6,056	1,234
Trade and miscellaneous payables and other current liabilities		7,527	7,689	(162)
Current income tax payables		63	34	29
Total Current liabilities	(e)	14,880	13,779	1,101
Total Liabilities	(f=d+e)	51,616	53,062	(1,446)
Total Equity and Liabilities	(c+f)	72,153	78,626	(6,473)

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

(millions of euros)		Year 2011	Year 2010

Cash flows from operating activities:
Profit (loss) for the year		(3,571)	3,513
Adjustments for:
Depreciation and amortization		3,793	4,107
Impairment losses (reversals) on non-current assets (including investments)		5,829	648
Net change in deferred tax assets and liabilities		138	11
Losses (gains) realized on disposals of non-current assets (including investments)		(31)	4
Change in employee benefits		(222)	57
Change in inventories		(13)	55
Change in trade receivables and net amount due from customers on construction contracts		132	292
Change in trade payables		(196)	(474)
Net change in current income tax receivables/payables		29	(231)
Net change in miscellaneous receivables/payables and other assets/liabilities		(124)	(408)
Cash flows from (used in) operating activities	(a)	5,764	7,574
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(2,351)	(1,230)
Purchase of tangible assets on an accrual basis		(1,771)	(1,788)
Total purchase of intangible and tangible assets on an accrual basis		(4,122)	(3,018)
Change in amounts due to fixed asset suppliers		510	(113)
Total purchase of intangible and tangible assets on a cash basis		(3,612)	(3,131)
Acquisitions of subsidiaries and businesses, net of cash acquired		-	-
Acquisitions of other investments		(42)	(200)
Change in financial receivables and other financial assets		(313)	184
Proceeds from sale/repayment of intangible, tangible and other non-current assets		60	(29)
Cash flows from (used in) investing activities	(b)	(3,907)	(3,176)
Cash flows from financing activities:
Change in current financial liabilities and other		788	260
Proceeds from non-current financial liabilities (including current portion)		4,083	1,879
Repayments of non-current financial liabilities (including current portion)		(6,391)	(6,859)
Share capital proceeds/reimboursements		-	23
Dividends paid		(1,190)	(1,034)
Cash flows from (used in) financing activities	(c)	(2,710)	(5,731)
Aggregate cash flows	(d=a+b+c)	(853)	(1,333)
Net cash and cash equivalents at beginning of the year	(e)	2,136	3,469
Net cash and cash equivalents at the end of the year	(f=d+e)	1,283	2,136

Additional Cash Flow Information

(millions of euros)	Year 2011	Year 2010

Income taxes (paid)/received	(1,010)	(1,321)
Interest expense paid	(3,311)	(3,438)
Interest income received	1,440	1,462
Dividends received	254	2,357

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2011	Year 2010

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	2,763	4,236
Bank overdrafts repayable on demand	(627)	(767)
	2,136	3,469
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,594	2,763
Bank overdrafts repayable on demand	(311)	(627)
	1,283	2,136

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	13,131	16,406	(3,275)
Amounts due to banks, other financial payables and liabilities	20,510	19,312	1,198
Finance lease liabilities	1,300	1,436	(136)
	34,941	37,154	(2,213)
Current financial liabilities (1)
Bonds	5,327	3,067	2,260
Amounts due to banks, other financial payables and liabilities	1,723	2,777	(1,054)
Finance lease liabilities	240	212	28
	7,290	6,056	1,234
Total gross financial debt	42,231	43,210	(979)
Non-current financial assets
Financial receivables and other non-current financial assets	(2,891)	(2,100)	(791)
	(2,891)	(2,100)	(791)
Current financial assets
Securities other than investments	(864)	(1,159)	295
Financial receivables and other current financial assets	(479)	(602)	123
Cash and cash equivalents	(1,595)	(2,763)	1,168
	(2,938)	(4,524)	1,586
Total financial assets	(5,829)	(6,624)	795
Net financial debt carrying amount	36,402	36,586	(184)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,519)	(1,046)	(473)
Adjusted net financial debt	34,883	35,540	(657)
Breakdown as follows:
Total adjusted gross financial debt	38,713	40,915	(2,202)
Total adjusted financial assets	(3,830)	(5,375)	1,545
(1) of which current portion of medium/long-term debt:
Bonds	5,327	3,067	2,260
Amounts due to banks, other financial payables and liabilities	681	1,459	(778)
Finance lease liabilities	240	212	28

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of Telecom Italia is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euro)	Year 2011	Year 2010

Acquisition of goods and services:
Costs of services for Telecom Italia Sparkle	(1)	(2)
Other operating expenses:
Penalties and fines	(2)	(3)
Other sundry expenses	(1)	(2)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(9)	(245)
Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	(13)	(252)
Gains (losses) on disposal of non-current assets:
Gain on contribution of trademarks and patents to Olivetti	15	-
Impairment reversals (losses) on non-current assets
Goodwill impairment loss	(5.376)	-
Impact on EBIT - Operating profit	(5.374)	(252)
Other income (expenses) from investments:
Net gain on disposal of mTLD Mobil Top Level Domain	-	-
Net gain on disposal of Loquendo	41	-
Loss on disposal of Telbios	-	-
Impact on profit (loss) before tax	(5.333)	(252)
Effect of income taxes on non-recurring items	(3)	68
Impact on profit (loss) for the year	(5.336)	(184)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 29th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager